82-3277

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

23 November 2004

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 19th November 2004, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 299.25p on behalf of the Directors below:

R W Brasher	37
P A Clarke	37
A Higginson	37
T P Leahy	37
T J R Mason	37
D T Potts	37

2. The Trustees transferred 199,741 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 1,968,690 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

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